SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For October 13, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐
Exhibits 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 (File Nos. 333-124218, 333-85598 and 333-13956) and Form F-9 (File Nos. 333-137182, 333-118737 and 333-133648).

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 13, 2006

ENCANA CORPORATION
(Registrant)

By:	/s/ Linda H. Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index
The following documents have been filed with Canadian securities commissions or similar regulatory authority in the Territories:

Exhibit No.

99.1	Material Change Report of the Registrant dated October 13, 2006.

99.2	Project Agreement between EnCana Corporation and ConocoPhillips dated and effective October 4, 2006 – Redacted Version.